SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                  January 2008

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________


         This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-12074, 333-115598, 333-117954,
and 333-127491 and Form S-8 Registration Statement File No. 333-111437.


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                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

     1.   Press Release re RADA Electronic  Industries Ltd. has Received a $5.9M
          Purchase  Order  to  Develop,   Produce  and  Deliver  Advanced  Video
          Management Systems (VMS) to the IAF dated January 2, 2008.



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                                                                          ITEM 1


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Press Release                             Source: RADA Electronic Industries Ltd

RADA Electronic Industries Ltd. has Received a $5.9M Purchase Order to Develop, Produce and Deliver Advanced Video Management Systems (VMS) to the IAF

Wednesday January 2, 10:30 am ET

NETANYA, Israel, January 2 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (NASDAQ: RADA - News) has announced today that it has received a $5.9 Million purchase order from the Israeli Ministry of Defense (IMOD) to develop and produce an advanced airborne video and data management system (Video Management System - VMS) for the Israeli Air Force aircraft.

The VMS is the latest generation of RADA's Digital Video Recorders (DVR), which is one of RADA's current most-selling products worldwide and is in production for several years now.

The program additional sales potential to the IMOD/IAF, estimated at over $4.5M, is expected to materialize within the next 4 years.

Zvi Alon, RADA's CEO, commented on this purchase order: "We are proud to provide the IAF with the most advanced solution to airborne video and data management. By selecting RADA, the IMOD has reconfirmed its trust in the company and its advanced and reliable solutions to the IAF needs. We are confident that other air forces worldwide will follow the IAF and enhance the sales potential of this advanced system".

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries. The Company specializes in Avionics systems (Digital Video Recorders, Ground Debriefing Stations, Stores Management Systems, Flight Data Recorders, Inertial Navigation Systems), Trainers Upgrades, Avionics systems for the UAV market, and Optronics (cameras for airplanes and armored vehicles).

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

    Company Contact:
    Dubi Sella (V.P Marketing & Sales)
    Tel: +972-9-892-1111
    mrkt@rada.com







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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                                (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger
                                                President and Chairman




Date: January 2, 2008